P.E. 1/31/02

1023109

02013396

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2002

CanAlaska Ventures Ltd.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F X Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes X No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.
(Registrant)

Date: February 4, 2002

____
(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

CanAlaska
Ventures Ltd. CDNX - CVV
OTCBB - CVVLF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

NEWS RELEASE **January 20, 2002**

CanAlaska Acquires Otish Mountain Diamond Projects

CanAlaska Ventures Ltd. ("CanAlaska") is pleased to announce that it has acquired approximately 38,944 acres through staking in the Otish Mountain Area of Quebec. Confirmation of title is subject to final approval with the Ministry of Natural Resources Quebec.

The Otish Mountain Properties consist of 3 main blocks (Otish 1, 2 and 3 and several satellite blocks – see map).


Majescor/BHP
CanAlaska
Ashton/Soquem
33A15 Block
West Of Diamond
Bearing Kimberlites
23D13 Block
East of Diamond
Bearing Kimberlites
Majescor/BHP
Six Satellite Blocks
Along Structural Corridor
33A01 Block
North of Diamond
Bearing Kimberlite

Each block has been acquired based on the following criteria

- Proximity to diamond bearing kimberlites of Ashton/Soquem's Property and to Majescor's Portage Property which hosts abundant kimberlite indicator minerals
- Recognition and definition of structural corridors that are conducive to kimberlite emplacement from interpretation of regional magnetic and gravity geophysical data.
- Evidence of a thick Archean craton.
- Recognition and definition of individual kimberlite pipe-like targets from interpretation of the geophysical and topographic data

Continued to Page 2

CanAlaska Acquires Otish Mountain Diamond Projects

Majescor Resources Ltd. and Ashton Mining of Canada Inc. have been actively exploring the Otish Mountain area for the past two years. Ashton and Majescor have identified extraordinary indicator mineral geochemistry on their respective properties and Ashton's drilling recently intersected diamondiferous kimberlitic rock.

Under the terms of an agreement with a private company, Artik Geoscience Limited, CanAlaska may acquire 100% of these properties by paying 10% of the first $300,000 of expenditures on the properties which is based on a fee for Artik being the field operator; and 10% of subsequent expenditures up to an additional $220,000 for a maximum of $250,000 (paid in the event CanAlaska or a partner of CanAlaska expends an additional $2.2 million on the properties). CanAlaska agrees to pay a bonus to Artik of $25,000 in the event kimberlite is discovered on one of the properties and an additional $50,000 if the kimberlite is diamond bearing. CanAlaska will issue 200,000 shares to Artik upon regulatory approval. Artik will retain a 3% net smelter royalty (NSR) on the properties in the event of commercial production. Within 90 days of commencement of commercial production, CanAlaska can purchase 1% or 2% NSR from Artik for US$1.5 million per 1% NSR or a total of US$3 million dollars, whereby Artik shall retain a minimum 1% NSR.

CanAlaska is actively reviewing other properties of interest within the Otish Mountain Area. The technical team is finalizing the details of an exploration program for the current properties and further details will be released as they become available. Negotiations are ongoing with several other interested mining companies with the aim of joint venturing the properties.

On behalf of the board of directors

Harry Barr, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
S.E.C. 12g3-2(b) Reg #82-2131
CUSIP#45921W100 Listed: **Standard & Poors OTC**